May 19, 2006
VIA EDGAR CORRESPONDENCE AND FACSIMILE

H. Christopher Owings
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Mail Stop 3561
Washington, D.C. 20549-3561

Re:	uBid.com Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed February 10, 2006
File No. 333-131733

Dear Mr. Owings:

We are writing in response to your letter dated May 4, 2006, regarding the Registration Statement on Form S-1 of uBid.com Holdings, Inc. (the "Company"), filed on February 10, 2006, as amended March 28, 2006, File Number 333-131733 (the "Registration Statement"). To facilitate your review of our response, we are including your comments in boldface type, followed by our response and where appropriate, our revisions to the Registration Statement.

uBid.com Holdings, Inc. Consolidated Financial Statements as of December 31, 2005 and 2004

1.	Please consider whether an amendment to your Form 10-K for the year ended December 31, 2005 is necessary based on any revisions to your financial statements resulting from the comments below.

RESPONSE: We have revised our Annual Report on Form 10-K for the year ended December 31, 2005 based on the changes discussed below. We intend to file an amended Annual Report on Form 10-K/A concurrently with the filing of our Third Amendment to the registration statement on Form S-1/A.

Report of Independent Registered Public Accounting Firm, page F-2

2.
Please have your independent auditors revise their audit report to refer to the restatement and the footnote describing the restatement. Also, in footnote 20, where you discuss the restatement, please add a narrative summarizing how you were previously accounting for the restated item as compared to how you are now accounting for the item. Finally, please revise your summary and selected financial data tables to refer to the footnote describing the restatement.

RESPONSE: The independent auditors have revised their report. Footnote 20 has been expanded to include an explanation of the accounting treatment prior to the change. The Summary and Selected Data tables have been footnoted to refer the reader to footnote 20 for a discussion of the restatement and accounting treatment. A copy of the revised footnote is included below.

The following additional explanatory paragraph was added to our independent auditor’s report:

“As discussed in Note 20 to the consolidated financial statements, the Company has restated its 2005 consolidated financial statements.”

In addition, Footnote 20 was expanded as follows:

“On April 18, 2006, the Company determined that certain adjustments to its financial statements were required. The change and adjustments related to our accounting for the extinguishment of certain debt instruments to a related party resulting in an additional loss accounted for as a deemed dividend as disclosed in Notes 4 and 8. The Company had previously not considered the redemption feature of the redeemable shares as having value in excess of the underlying redeemable share exchanged for the related party debt. The previously reported accounting therefore reflected an equal value of consideration received in exchange for the debt and no corresponding loss to the Company was recognized. Upon further analysis, the Company determined the total value of shares exchanged, including the redemption feature, exceeded the carrying cost of the related debt and a loss on such extinguishment had been incurred. As such, the Company restated its financial statements for the year ended December 31, 2005 to reflect this dividend, including its impact on loss per share, and to more fully disclose the accounting impacts of the Unit for debt exchange of December 29, 2005. Neither net loss, total assets, total liabilities nor total shareholders’ equity was impacted by the restatement. Loss per share changed from a previously reported $3.45 to a currently reported $3.88.”

Related Party Transaction, page F-14

Promissory Notes, page F-15

3.
We read your response to comment 5 in our letter dated April 11, 2006 and also reviewed the related revisions to your Forms 10-K and S-1. Please tell us in more detail your basis for recording the loss on the exchange as a dividend rather than as a deduction in arriving at net income. In this connection, we note that footnote 1 to paragraph 20 of APB 26 states that extinguishment transactions between related parties “may be” in essence capital transactions. We do not believe this means that all extinguishment transactions between related parties should automatically be viewed as capital transactions. To the extent the nature and substance of the transaction was a loss on debt extinguishment as opposed to a capital distribution, we believe the loss on the transaction should be reflected as such in your statements of operations. To the extent you believe the nature and substance of the transaction was a capital transaction, please ensure we understand the basis for your position.

The substance of merger transaction and subsequent redemption was to allow the initial investors to reduce their financial interest in the Company.

Petters exerted their influence over the transaction by recharacterizing their redeemable merger shares to perpetual shares and a portion of the perpetual shares received in the exchange of debt to redeemable.

Without their ability to recharacterize such shares consistent with the other initial investors, Petters would have been issued initial merger shares at $4.50 in the merger and perpetual shares with a ¼ warrant the same as other non-related investors received in the first offering.

The nature of the transaction was essentially a redemption of their interest allowing Petters to reduce their financial interest in the Company. The resulting difference between the fair value of the shares exchanged and the carrying value of the debt extinguished is appropriately accounted for as a capital transaction.

As previously noted, Petters Group controlled 70% of the voting power of the Company just prior to the merger. After the merger, Petters controlled 45% of the voting power of the combined Company. As such, the Petters Group had significant influence and control over the actions of the Company, including the transaction on December 29, 2005 when the redeemable shares were issued in partial exchange of the debt due to an affiliate of the Petters Group.

Stock Warrants, page F-21

4.
Reference is made to your disclosures on page 76 under the subheading Registration Rights, and to Article VI of the Securities Purchase Agreement filed as Exhibit 10.2. Please tell us in detail how you have applied the guidance in SFAS 133, EITF 00-19, and EITF 01-6, as well as the views outlined in the Issue Summary to EITF 05-4, in evaluating how to account for your outstanding warrants. Ensure you address in your response your consideration of the impact on your accounting of the registration rights associated with the warrants. In this regard, we note that your registration rights agreement requires you to file a registration statement that is declared effective by the SEC and to keep the registration statement continuously effective for a preset time period, or else you are required to pay what appear to be significant liquidated damages. We also note you will incur the liquidated damages if your common stock is not listed or quoted, or is suspended from trading for the periods outlined in the agreement. In addition, it appears your common stock is subject to the same registration rights agreement noted above for the warrants. Thus, please tell us how you account for the registration rights associated with your common shares and the authoritative guidance on which you relied in determining the proper accounting. Notwithstanding the preceding, please revise your footnotes to disclose in a reasonable amount of detail the rights and privileges associated with your common stock and warrants, including the registration rights and related liquidated damages features of each of these instruments.

RESPONSE: In determining the proper accounting for the Company’s common stock and warrants, the Company first referred to SFAS 133. Paragraph 11(a) of SFAS 133 states “The reporting entity shall not consider the following contracts to be derivative instruments for purposes of this statement:

a.	Contracts issued or held by the reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”

Both our common stock and warrants are freestanding, indexed to our stock and classified in stockholders equity. SFAS 133 does not apply.

Per paragraph 10 of EITF 00-19 all of the following conditions must be met for a warrant to be classified as equity:

“Contracts that require that the company deliver shares as part of a physical settlement or a net-share settlement should be initially measured at fair value and reported in permanent equity.” The contract permits the Company to settle in unregistered shares; or

“Contracts that give the Company a choice of (a) net-cash settlement or settlement in shares (including net-share settlement and physical settlement that requires that the company deliver shares) or (b) either net-share settlement or physical settlement that requires that the company deliver cash should be initially measured at fair value and reported in permanent equity. Subsequent changes in fair value should not be recognized as long as the contracts remain classified as equity. If such contracts are ultimately settled in a manner that requires that the company deliver cash, the amount of cash paid or received should be reported as a reduction of, or an addition to, contributed capital.” As previously stated, the contract permits settlement in unregistered shares.

EITF 00-19 paragraphs 12 through 32 detail additional conditions necessary for equity classification”. Paragraph 14 requires that the contract permits the company to settle in unregistered shares. We have that right under the contract.

Under the Securities Purchase Agreement (the “Agreement”), the Company shall prepare and file with the SEC a “Shelf” Registration Statement on Forms S-3 in accordance with the terms of the purchase agreement.

Per the Agreement, should an “Event” as defined in the Agreement occur, then the occurrence of such Event, and on every monthly anniversary thereof until the applicable Event is cured, as partial relief for the damages suffered there from by the Investors the Company shall pay to each Investor an amount in cash, as liquidated damages and not as a penalty, equal to 1.0% of the number of securities held by such investor as of the date of such event, multiplied by the purchase price paid by such Investor.

Under Rule 144, the maximum period for which penalties would be due is 24 months. Based on this, considering the grace period for filing the registration statement of 4 months, the Company would be obligated to pay a maximum 20% of the issuance price for failure to have the shares registered. The discount of 20% is less than the 30% discount on unregistered shares of the Company stock would require.

Based on this, the discount for unregistered shares is greater than the maximum liquidated damages which would deem classification as equity proper.

The Company has analyzed all of the other conditions outlined in paragraphs 15 through 32 of EITF 00-19 and have concluded that the common stock and warrants meet all of these conditions. Specifically,

•
Company has sufficient authorized shares and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the contract could remain open.

•	The contract contains an explicit limit on the number of shares to be delivered in a share settlement. The shares are fixed per the contract.

•
There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due. That is, there are no cash settled “top off” of “make whole” provisions in the contract.

•	There are no provisions in the contract that indicate the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

•
There is no requirement in the contract to post collateral at any point or for any reason and the contract only requires net-cash settlement only in specific circumstances in which the holders of shares underlying the contract also would receive cash in exchange for their shares.

The Company also considered EITF 01-6. Our common stock and warrants settlement is not based on changes in the stock price and there are no contingencies that upon occurrence would require any settlement.

The Company considered EITF 05-4 relating to the registration rights and liquidated damages claims in the common stock and warrant agreement. The Task Force discussed (a) whether a registration rights penalty meets the definition of a derivative and (b) whether the registration rights agreement and the financial instrument to which it pertains should be considered as a combined freestanding instrument or as separate freestanding instruments. Additionally, some Task Force members expressed a preference for evaluating a liquidated damages provision based on the probable amount that the issuer would pay rather than the maximum amount. The Task Force was not asked to reach a consensus on this Issue. Therefore, no additional accounting consideration was made.

We recorded the stock and warrants as equity instruments based on all the conditions outlined above. We will amend Note 17 to disclose the registration rights and related liquidated damage features as follows:

“In accordance with the Securities Purchase Agreement, the Company agreed to use reasonable best efforts to prepare and file, within 45 days of the closing of the first private offering (December 29, 2005), a registration statement registering for resale the shares of common stock acquired by the investors in the private offerings, the shares of common stock underlying the warrants acquired by the investors, the shares of common stock retained by the Cape Coastal stockholders that have not already been registered, the shares issued to former uBid, Inc. stockholders in the merger, the shares of common stock underlying the warrants issued to the placement agents, and the shares of common stock underlying the warrants issued to the Note Holders. If the registration statement was not filed within 45 days after the closing of the December 29, 2005 offering, we would have been required to pay each investor liquidated damages, in cash, in the amount of 1.0% of the purchase price multiplied by the amount of securities held by such investor as of the date of default. If the registration statement was not declared effective by the SEC within 120 days of the closing of the December 2005 offering, we are required to pay each investor liquidated damages, in cash, in the amount of the 1.0% of the purchase price multiplied by the amount of securities held by such investor as of the date of default. The liquidated damage payments are due on a monthly basis until the applicable event of the default has been cured. Any such payments shall apply on a pro-rata basis for any portion of a month before an event of default is cured. Any late payments shall bear interest at a rate of 1.0% per month until paid in full.”

Form 10-K/A Filed April 24, 2006

Controls and Procedures, page 72

5.
Please tell us how you considered the recent restatement of your historical financial statements in evaluating the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. In this regard, tell us if you considered the errors in the ~~.~~historical financial statements to be indicative of a material weakness or a significant deficiency and provide us with support for your conclusion. Please also note that in future filings you should provide disclosure regarding how this and other similar issued affected your assessment as to the effectiveness of your disclosure controls and procedures.

RESPONSE: The restatement of our historical financial statements in the First Amendment to our Annual Report on Form 10-K/A, filed with the Commission on April 24, 2006, was a result of our accounting treatment of a redemption of shares of our common stock and the valuation of warrants to acquire shares of our common stock held by a related party following our December 29, 2005 merger transaction and subsequent private offering of our common stock. The accounting errors that led to our April 24, 2006 restatement were considered by our board of directors, our Chief Executive Officer, our Vice President of Finance and our external auditors, in evaluating the effectiveness of our disclosure controls and whether such errors were indicative of a material weakness or a significant deficiency in such disclosure controls.

Our Chief Executive Officer and Vice President of Finance, in consultation with our board of directors and our external auditors, evaluated the application of such accounting treatment and carefully considered the implication of the accounting errors in its evaluation of the effectiveness of our disclosure controls. The Company concluded that the errors were not indicative of a material weakness or a significant deficiency, because the accounting errors were a one-time occurrence and similar errors in the accounting treatment of similar transactions in the future have a less than slight likelihood of reoccurrence in any way that would cause a significant restatement of our future or historical financial statements. As we expand our Board of Directors to include an additional outside financial expert and begin preparing for Sarbanes Oxley Section 404 compliance, we believe these additional steps will further strengthen our controls. Therefore, the Company believes that while its disclosure controls as of December 31, 2005 were not effective, its disclosure controls after the period covered by the Annual Report are effective.

We have revised our 10-K as follows:

The Company maintains disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Vice President of Finance, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

As required by SEC Rule 13a-15(b) the Company carried out an evaluation, under the supervision and with the participation of management, including its Chief Executive Officer and Vice President of Finance, of the effectiveness of the design operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report. The Company’s disclosure controls and procedures were not effective as of December 31, 2005, because of the error made in the reporting of related party debt extinguishment for the year ended December 31, 2005. Notwithstanding this error that existed as of December 31, 2005, management has concluded that the restated consolidated financial statements included in this Annual Report on Form 10-K/A present fairly, in all material respects, the financial position, results of operation and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America.

We believe our responses contained herein adequately address your questions. Please feel free to call me at (773) 272-4461 or fax at (773) 272-4028 or our counsel, Tom Horenkamp at (312) 849-8184, if you require additional information or clarification of our responses.

We would appreciate anything you could do to expedite our ability to request that the Registration Statement be declared effective.

Very truly yours,

/s/ Robert H. Tomlinson, Jr.
Robert H. Tomlinson, Jr. President and Chief Executive Officer

cc: Scott Anderegg

Schedule 3.1(m)
Registration Rights
(at closing)

Petters Group Worldwide, LLC
Robert H. Tomlinson Jr.
Timothy E. Takesue
Thomas J. Petters
Miguel A Martinez
Anthony J. Priore
Mano Sivashanmugam
CMGI, Inc.
Alexandra Investment Management LLC
Smithfield Fiduciary LLC